TESSENDERLO GROUP

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FAX	DATE: 2003-11-07	PAGES: 4 Including this page
TO: Ms Kung		FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission		
FROM: Martine Marique		
FAX No.: 00 32 2 639 19 17		DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release		
☐ URGENT		☐ PLEASE REPLY

MMa/JoV 2003-255

[redacted]

03037226

Dear Ms Kung,

82-4785

Please find our press release of 6th November 2003.

SUPPL

With kind regards,

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

11/10

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

TESSENDERLO GROUP

Brussels, 6 November 2003 **EMBARGO** UNTIL 6.11.03 – 5.40 p.m.

Tessenderlo Group: results as at the end of September 2003

- *Sales figures show slight rise*
- *Consolidated results (group's share) down by 42.8 %*
- *Fall in cash flow limited to 15.4 %*

The **sales figures** realised as at the end of September 2003 show a slight rise of 1.1% compared with the same period for the previous year, totalling 1,458.8 million EUR against 1,443.4 million EUR in 2002. Based on a comparable consolidation perimeter, the sales figures would have fallen by 4%, due largely to the impact of the dollar.

The group's **net results** declined from 47.9 million EUR to 27.4 million EUR, a fall of 42.8 %.
The drop in feed phosphate prices, which also continued this summer, low PVC prices and the level of the dollar are the main reasons for this downturn in results for Tessenderlo Group.
The only areas not affected by the gloomy economic climate are the gelatin operations and plastics converting.

Cash flow fell, but to a lesser degree, by 15.4 % from 132.7 million EUR to 112.2 million EUR.

In this difficult climate, the group is continuing its cost reduction efforts and is being particularly selective in terms of new investments.

Consolidated results* in € = millions EUR						
	3rd quarter		Diff.	At 30 September		Diff.
	2003	2002	%	2003	2002	%
Turnover	464.4	480.3	-3.3%	1,458.8	1,443.4	1.1%
Operating results	7.6	24.1	-68.5%	48.9	81.0	-39.6%
Financial results	- 2.7	- 3.7		- 9.8	-10.3	
Gross ordinary result	4.9	20.4	-76.0%	39.1	70.7	-44.7%
Exceptional result	0.2	- 0.2		0	- 1.5	
Result before taxes	5.1	20.2	-74.8%	39.1	69.2	-43.5%
Taxes	- 1.5	- 5.4		-11.7	-18.7	
Net result	3.6	14.8	-75.7%	27.4	50.5	-45.7%
Result share of third parties	0	0.7		0	2.6	
Result share of the group	3.6	14.1	-74.5%	27.4	47.9	-42.8%
Net cash flow	31.0	44.6	-30.5%	112.2	132.7	-15.4%
Number of shares	27,113,352	26,975,013		27,113,352	26,975,013	
Net result per share (EPS)	0.13 EUR	0.52 EUR	-7.5%	1.01 EUR	1.78 EUR	-43%

* non audited figures

Turnover Breakdown per division (millions EUR)	On 30.09.2003	On 30.09.2002
Inorganic Chemicals	403.2	456.6
Fine Chemicals	198.5	202.8
PVC*	242.9	208.2
Plastics Converting	383.7	381.2
Natural Organic Products	230.5	194.6
	1,458.8	1,443.4

* compounds included

The **inorganic chemicals division,** although maintaining volumes, is the division that has seen its results fall most sharply, because of the depressed prices of feed phosphates. Volumes for electrolysis products are slightly better and soda prices started to rise in September.

The **fine chemicals** division revealed sales figures similar to those achieved as at the end of September 2002, but its results continued to decline due to the weakening of the dollar and the stiff levels of competition currently encountered in this sector.

Prices for **PVC** started to recover in August, and this trend persisted in September. The volumes recorded during the three summer months were unusually good in relation to those for the corresponding period. Sales figures as at the end of September increased slightly but rises in the cost of raw materials partially eroded the improvement in margins. The result remains negative as at the end of September, and is substantially below the figure for the same period in 2002.

The sales figures for **plastics converting** are comparable with those of the previous year. Results have improved markedly: this can be attributed, amongst others, to the PVC prices, as well as to the fact that our markets, both tubes and profiles, fared better during the summer.

In the **natural organic products** division, gelatin showed a marked improvement in results. This can be explained by an expansion in volumes, and also by new acquisitions of American companies, which are making a major contribution to results.
The collection and treatment of animal waste were negatively affected by the surge in raw materials resulting from the extremely hot summer. Results in this area show a marked decline.

Prospects for 2003

Although the difficulties we are encountering in the area of feed phosphates are persisting, improvements in PVC margins, which appear to have been confirmed, and, to a lesser extent, soda margins, should prevent a further decline in our results across the

year as a whole. They should enable us to approach 2004 in a more favourable set of circumstances.

Financial services

The financial services relating to the Tessenderlo Chemie shares are provided by the following financial institutions: Bank Degroof, Dexia, Deutsche Bank, Fortis Bank , ING, KBC bank and Petercam. Stock Brokerage.

Tessenderlo Group is an international chemicals group with over 115 branches in 23 countries. Around 8,300 people work for the group, 2,300 of whom are located in Belgium. The company's consolidated turnover totalled 1,934 million EUR in 2002, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products).

The group is a European and world leader in most of its product areas.

Tessenderlo Chemie NV is listed on Euronext Brussels and is part of BEL 20, Next 150 and NextPrime.

For further information, please contact:
Mr. Christian VREBOSCH, Finance Director, ☎ +32 2 639 18 87
Mr. Michaël VANDENBERGEN Corporate Communication Officer ☎ +32 2 639 17 75
Website http://www.tessenderlogroup.com - see Corporate - News
rue du Trône 130 - 1050 Brussels

This press release is available – in English, French and Dutch – on the website www.tessenderlogroup.com - section 'News' and 'Investor Relations'

Financial agenda

-Results on 31 December 2003	11 March 2004
-Results 1st quarter 2004	29 April 2004
-General Meeting	1 June 2004